UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                            Crown Energy Corporation
                            ------------------------
                                (Name of Issuer)

                     Common Stock, par value, $.02 per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                    228341301
                                ----------------
                                 (CUSIP Number)

                              1710 West 2600 South
                             Woods Cross, Utah 84087
                            United States of America
                                Attn: Jay Mealey
                               Tel: (801) 296-0166
          -------------------------------------------------------------
          (Name, Address and Telephone Number of Persons Authorized to
                       Receive Notices and Communications)

                                November 25, 2002
             ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                       (Continued on the following pages)

---------------
1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.  228341301                                                         13D
--------------------------------------------------------------------------------
  1.     Names of Reporting Persons. Manhattan Goose, L.L.C.
         I.R.S. Identification No. of above persons (entities only).

--------------------------------------------------------------------------------
  2.     Check the Appropriate Box if a Member of a Group
         (See Instructions)                                       (a) [ ]
                                                                  (b) [x]
--------------------------------------------------------------------------------
  3.     SEC Use Only

--------------------------------------------------------------------------------
  4.     Source of Funds     00

--------------------------------------------------------------------------------
  5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
  6.     Citizenship or Place of Organization:
         United States of America, State of Utah

--------------------------------------------------------------------------------
                      7.    Sole Voting Power
Number of                         0
Shares              ------------------------------------------------------------
Beneficially          8.    Shared Voting Power
Owned by                           0
Each Reporting      ------------------------------------------------------------
Person                9.    Sole Dispositive Power
With                               0
                    ------------------------------------------------------------
                     10.    Shared Dispositive Power
                                   0
--------------------------------------------------------------------------------
 11.     Aggregate Amount Beneficially Owned by Each Reporting Person
                      0

--------------------------------------------------------------------------------
 12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)                                         [ ]

--------------------------------------------------------------------------------
 13.     Percent of Class Represented by Amount in Row (11)
                     0.0%(1)

--------------------------------------------------------------------------------
 14.     Type of Reporting Person

                      OO
--------------------------------------------------------------------------------

-----------------
(1) Based on the number of shares of stock outstanding as of November 19, 2002, as reported by the Issuer in its Quarterly Report on Form 10QK for the quarter ended September 30, 2002.

CUSIP No.  228341301                                                         13D
--------------------------------------------------------------------------------
  1.     Names of Reporting Persons. Jeff Fishman I.R.S.
         Identification No. of above persons (entities only).

--------------------------------------------------------------------------------
  2.     Check the Appropriate Box if a Member of a Group
         (See Instructions)                                        (a) [ ]
                                                                   (b) [x]
--------------------------------------------------------------------------------
  3.     SEC Use Only

--------------------------------------------------------------------------------
  4.     Source of Funds
                 OO

--------------------------------------------------------------------------------
  5.     Check if Disclosure of Legal Proceedings Is Required
         Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
  6.     Citizenship or Place of Organization:
             United States of America

--------------------------------------------------------------------------------
                      7.    Sole Voting Power
Number of                       73,000
Shares              ------------------------------------------------------------
Beneficially          8.    Shared Voting Power
Owned by                           0
Each Reporting      ------------------------------------------------------------
Person                9.    Sole Dispositive Power
With                            73,000
                    ------------------------------------------------------------
                     10.    Shared Dispositive Power
                                   0
--------------------------------------------------------------------------------
 11.     Aggregate Amount Beneficially Owned by Each Reporting Person
                    73,000(1)

--------------------------------------------------------------------------------
 12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)                                         [ ]

--------------------------------------------------------------------------------
 13.     Percent of Class Represented by Amount in Row (11)
                     0.3%(1)

--------------------------------------------------------------------------------
 14.     Type of Reporting Person
                     IN

--------------------------------------------------------------------------------

-----------------
1 Based on the number of shares of stock outstanding as of November 19, 2002, as reported by the Issuer in its Quarterly Report on Form 10QK for the quarter ended September 30, 2002.

CUSIP No.  228341301                                                         13D
--------------------------------------------------------------------------------
  1.     Names of Reporting Persons. Andrew W. Buffmire I.R.S.
         Identification No. of above persons (entities only).

--------------------------------------------------------------------------------
  2.     Check the Appropriate Box if a Member of a Group
         (See Instructions)                                      (a) [ ]
                                                                 (b) [x]
--------------------------------------------------------------------------------
  3.     SEC Use Only

--------------------------------------------------------------------------------
  4.     Source of Funds
                  OO

--------------------------------------------------------------------------------
  5.     Check if Disclosure of Legal Proceedings Is Required
         Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
  6.     Citizenship or Place of Organization:
                United States of America

--------------------------------------------------------------------------------
                      7.    Sole Voting Power
Number of                       4,774,620
Shares              ------------------------------------------------------------
Beneficially          8.    Shared Voting Power
Owned by                           0
Each Reporting      ------------------------------------------------------------
Person                9.    Sole Dispositive Power
With                            4,774,620
                    ------------------------------------------------------------
                     10.    Shared Dispositive Power
                                   0
--------------------------------------------------------------------------------
 11.     Aggregate Amount Beneficially Owned by Each Reporting Person
                      4,774,620(1)

--------------------------------------------------------------------------------
 12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
 13.     Percent of Class Represented by Amount in Row (11)
                      18.0%(1)

--------------------------------------------------------------------------------
 14.     Type of Reporting Person
                       IN

--------------------------------------------------------------------------------

-----------------
1 Based on the number of shares of stock outstanding as of November 19, 2002, as reported by the Issuer in its Quarterly Report on Form 10QK for the quarter ended September 30, 2002.

CUSIP No.  228341301                                                         13D
--------------------------------------------------------------------------------
  1.     Names of Reporting Persons. Alexander L. Searl I.R.S.
         Identification No. of above persons (entities only).

--------------------------------------------------------------------------------
  2.     Check the Appropriate Box if a Member of a Group
         (See Instructions)                                        (a) [ ]
                                                                   (b) [x]
--------------------------------------------------------------------------------
  3.     SEC Use Only

--------------------------------------------------------------------------------
  4.     Source of Funds
               OO

--------------------------------------------------------------------------------
  5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
  6.     Citizenship or Place of Organization:
                United States of America

--------------------------------------------------------------------------------
                      7.    Sole Voting Power
Number of                       150,000
Shares              ------------------------------------------------------------
Beneficially          8.    Shared Voting Power
Owned by                           0
Each Reporting      ------------------------------------------------------------
Person                9.    Sole Dispositive Power
With                            150,000
                    ------------------------------------------------------------
                     10.    Shared Dispositive Power
                                   0
--------------------------------------------------------------------------------
 11.     Aggregate Amount Beneficially Owned by Each Reporting Person
                       150,000

--------------------------------------------------------------------------------
 12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)                                        [ ]

--------------------------------------------------------------------------------
 13.     Percent of Class Represented by Amount in Row (11)
                       0.6%(1)

--------------------------------------------------------------------------------
 14.     Type of Reporting Person
                       IN

--------------------------------------------------------------------------------

--------------------
1 Based on the number of shares of stock outstanding as of November 19, 2002, as reported by the Issuer in its Quarterly Report on Form 10QK for the quarter ended September 30, 2002.

CUSIP No.  228341301                                                         13D
--------------------------------------------------------------------------------
  1.     Names of Reporting Persons. Jay Mealey I.R.S.
         Identification No. of above persons (entities only).

--------------------------------------------------------------------------------
  2.     Check the Appropriate Box if a Member of a Group
         (See Instructions)                                      (a) [ ]
                                                                 (b) [x]
--------------------------------------------------------------------------------
  3.     SEC Use Only


--------------------------------------------------------------------------------
  4.     Source of Funds
              OO

--------------------------------------------------------------------------------
  5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
  6.     Citizenship or Place of Organization:
             United States of America

--------------------------------------------------------------------------------
                      7.    Sole Voting Power
Number of                       15,787,198
Shares              ------------------------------------------------------------
Beneficially          8.    Shared Voting Power
Owned by                           0
Each Reporting      ------------------------------------------------------------
Person                9.    Sole Dispositive Power
With                            15,787,198
                    ------------------------------------------------------------
                     10.    Shared Dispositive Power
                                   0
--------------------------------------------------------------------------------
 11.     Aggregate Amount Beneficially Owned by Each Reporting Person
                     15,787,198

--------------------------------------------------------------------------------
 12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)                                          [ ]

--------------------------------------------------------------------------------
 13.     Percent of Class Represented by Amount in Row (11)
                 50.1%(1)

--------------------------------------------------------------------------------
 14.     Type of Reporting Person
                   IN

--------------------------------------------------------------------------------

----------------------
1 Based on the number of shares of stock outstanding as of November 19, 2002, as reported by the Issuer in its Quarterly Report on Form 10QK for the quarter ended September 30, 2002.

CUSIP No.  228341301                                                         13D
--------------------------------------------------------------------------------
  1.     Names of Reporting Persons. Mealey Family Limited
         Partnership I.R.S. Identification No. of above persons (entities only).

--------------------------------------------------------------------------------
  2.     Check the Appropriate Box if a Member of a Group
         (See Instructions)                                       (a) [ ]
                                                                  (b) [x]

--------------------------------------------------------------------------------
  3.     SEC Use Only

--------------------------------------------------------------------------------
  4.     Source of Funds
                00
--------------------------------------------------------------------------------
  5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
  6.     Citizenship or Place of Organization:
              United States of America, State of Utah

--------------------------------------------------------------------------------
                      7.    Sole Voting Power
Number of                       13,809,366
Shares              ------------------------------------------------------------
Beneficially          8.    Shared Voting Power
Owned by                           0
Each Reporting      ------------------------------------------------------------
Person                9.    Sole Dispositive Power
With                            13,809,366
                    ------------------------------------------------------------
                     10.    Shared Dispositive Power
                                   0
--------------------------------------------------------------------------------
 11.     Aggregate Amount Beneficially Owned by Each Reporting Person
                   13,809,366

--------------------------------------------------------------------------------
 12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
 13.     Percent of Class Represented by Amount in Row (11)
                    44.9%(1)

--------------------------------------------------------------------------------
 14.     Type of Reporting Person
                  PN

--------------------------------------------------------------------------------

---------------------
1 Based on the number of shares of stock outstanding as of November 19, 2002, as reported by the Issuer in its Quarterly Report on Form 10QK for the quarter ended September 30, 2002.

         This Amendment relates to the Schedule 13D/A filed by Manhattan Goose, L.L.C. dated February 28, 2002, which is hereby amended to read in its entirety as follows:

Item 1.  Security and Issuer.

         This Schedule 13D/A Statement (the "Statement") relates to the common stock, par value $.02 per share (the "Common Stock"), of Crown Energy Corporation, a Utah corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 1710 West 2600 South, Woods Cross, Utah 84087.

Item 2.  Identity and Background.

         The following information relates to Manhattan Goose, L.L.C., ("Manhattan Goose") and the former members of Manhattan Goose, for whom this Statement is being filed. Information relating to the Mealey Family Limited Partnership is also provided herein. The information contained in Item 4 and Item 5 of this Statement with respect to the acquisition described herein is incorporated by reference.

         a.       Manhattan Goose, L.L.C., a Utah limited liability company:

                  1)       Principal Business - investment in securities

                  2) Principal Place of Business - 2551 East Brentwood, Salt Lake City, Utah 84121

         b.       Former Members of Manhattan Goose.

                                                                        (d)(e)8
(a)(b)                                             (c)                 Criminal or            (f)
Name/Address                                   Occupation           Civil Proceedings     Citizenship
------------                                   ----------           -----------------     -----------
Jeff Fishman                           Consultant                          No            United States
2551 East Brentwood
Salt Lake City, UT  84121
Andrew W. Buffmire                     Vice President - Business           No            United States
2030 St. Andrews Drive                 Development
Berwyn, PA  19312                      Ubiquitel, Inc.,
                                       Director of Issuer
Alexander L. Searl                     Chief Financial Officer             No            United States
1000 N. East Capitol Blvd.             Pharmadigm, Inc.
Salt Lake City, UT  84107
Jay Mealey                             Chief Executive Officer,            No            United States
4645 Hunters Ridge Circle              President and Director of
Salt Lake City, UT  84124              Issuer

---------------
1 Includes only proceedings in the last five years and only civil proceedings resulting in an injunction regarding securities laws.

         c.       Mealey Family Limited Partnership, a Utah limited partnership:

                  1)       Principal Business - investment in securities

                  2) Principal Place of Business - 4645 Hunters Ridge Circle, Salt Lake City, Utah 84124


Item 3.  Source and Amount of Funds or Other Consideration.

         On November 25, 2002, Jay Mealey purchased the membership interest in Manhattan Goose held by Alexander Searl for $78,900 and the membership interest in Manhattan Goose held by Jeff Fishman for $31,560. Mr. Mealey used his personal funds to effect these purchases.

         On November 26, 2002, Manhattan Goose distributed 4,585,806 shares of the Issuer's Common Stock to Andrew Buffmire in partial satisfaction of his ownership interest in Manhattan Goose.

         On November 27, 2002, Jay Mealey purchased the remaining membership interest in Manhattan Goose held by Andrew Buffmire for $102,570. Mr. Mealey used his personal funds to effect the purchase. Manhattan Goose then distributed 9,524,366 shares of the Issuer's Common Stock and 500,000 shares of the Issuer's $10 Class A Cumulative Convertible Preferred Stock, $0.005 par value per share (the "Preferred Stock") which is convertible into 4,285,000 shares of the Issuer's Common Stock, to Jay Mealey and dissolved.

         On December 2, 2002, Jay Mealey contributed 9,524,366 shares of the Issuer's Common Stock and 500,000 shares of the Issuer's Preferred Stock to the Mealey Family Limited Partnership, a Utah limited partnership ("Mealey Family Limited Partnership"). Mr. Mealey is the sole general partner of the Mealey Family Limited Partnership.

         The information contained in Item 4 and Item 5 of this Statement with respect to the acquisitions described herein is incorporated by reference.

Item 4.  Purpose of Transaction.

         Jay Mealey and the Mealey Family Limited Partnership acquired the Common Stock and Preferred Stock for the purpose of making a financial investment in the Issuer. As a current officer and director of the Issuer, Mr. Mealey participated in the transactions in order to (i) insure that partial ownership of the Common and Preferred Stock remained with persons involved with the Issuer, (ii) to increase the amount of their equity stake in the Issuer, and (iii) as a financial investment in the Issuer. Mr. Buffmire acquired the Common Stock from Manhattan Goose for the purpose of making a direct financial investment in the Issuer.

         Neither Messrs. Mealey and Buffmire nor the Mealey Family Limited Partnerhsip have any plan or proposal that would result in any of the consequences listed in paragraphs (a)-(j) of Item 4 of Schedule 13D.

Item 5.  Interest in the Securities of the Issuer.

         As of November 25, 2002, Messrs. Fishman and Searl ceased to be the beneficial owners of more than five percent of the Common Stock.

         As of November 27, 2002, Manhattan Goose ceased to be the beneficial owner of more than five percent of the Common Stock.

         The information contained in Item 2 and Item 4 of this Statement with respect to information regarding Mr. Mealey and the Mealey Family Limited Partnership and the acquisition of the Issuer's Common Stock and Preferred Stock is hereby incorporated by reference.

         The Mealey Family Limited Partnership beneficially owns and has the power to vote and dispose of 13,809,366 shares of Common Stock, representing approximately 44.9% of the shares of Common Stock outstanding (based on the number of shares of stock outstanding as of November 19, 2002, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30 2002), subject to adjustment as provided in the Certificate of Rights and Designations. This includes 9,524,366 shares of Common Stock and 4,285,000 shares issuable upon conversion of the Preferred Stock. Each share of Preferred Stock is convertible at the option of the holder thereof at any time for 8.57 shares of Common Stock (the "Conversion Ratio"). The number of shares of Common Stock issuable on conversion or exercise of the Preferred Stock is subject to adjustment pursuant to the Certificate of Rights and Designations. In addition, under applicable corporate law, the Issuer cannot pay cash dividends and therefore dividends are expected to continue to accrue and accumulate until such time as they are paid in the form of Common Stock. The Mealey Family Limited Partnership also obtained Warrants to purchase shares of Common Stock, which are not exercisable at this time.

         Mr. Mealey is the sole general partner of the Mealey Family Limited Partnership and retains the right to vote and dispose of the Common Stock held by the Mealey Family Limited Partnership. None of the limited partners of the Mealey Family Limited Partnership has any right to vote or dispose of the Common Stock individually. There are also no agreements among the general partner and the limited partners as to how the Common Stock is to be voted. As a result, Mr. Mealey may be deemed to be the beneficial owner of the 13,809,366 shares of the Issuer's Common Stock, consisting of 9,524,366 shares of Common Stock and 4,285,000 shares issuable upon conversion of the Preferred Stock.

         Mr. Mealey also beneficially owns and has the power to vote and dispose of an additional 1,977,832 shares of Common Stock, representing approximately 7.3% of the shares of Common Stock outstanding (based on the number of shares of stock outstanding as of November 19, 2002, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2002). This number includes 217,832 shares of Common Stock owned directly by Mr. Mealey, 1,010,000 shares of

         Common Stock held in two trusts for the benefit of Mr. Mealey's children, and 750,000 shares of Common Stock underlying options which may be exercised within 60 days. Mr. Mealey expressly disclaims beneficial ownership of the shares of Common Stock held in trust for the benefit of Mr. Mealey's children. Furthermore, the options which are included within this calculation may not be exercised unless specific tracking prices are realized for the shares of the Common Stock. As of the date hereof, such trading prices have not been met and there is no assurance that they will ever be met during the terms of the options.

         The information contained in Item 2 and Item 4 of this Statement with respect to information regarding Mr. Buffmire and his acquisition of the Issuer's Common Stock is hereby incorporated by reference.

         Andrew Buffmire beneficially owns and has the power to vote and dispose of 4,774,620 shares of Common Stock, representing approximately 18.0% of the shares of Common Stock outstanding (based on the number of shares of stock outstanding as of November 19, 2002, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2002). This number includes 4,689,620 shares of Common Stock owned directly by Mr. Buffmire and 85,000 shares of Common Stock underlying options which may be exercised within 60 days.

         Except as expressly set forth above, each reporting person retains the sole and absolute power to vote and dispose of any Common Stock described above which is beneficially owned by such reporting person. Accordingly, except as expressly set forth above, each reporting person disclaims beneficial ownership of the Common Stock beneficially owned by the other reporting persons and the filing of this Statement should not be construed as an admission by a reporting person that he is the beneficial owner of the Common Stock owned by the other reporting persons.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         The information contained elsewhere within this Statement is incorporated herein by reference.

         Through its ownership of the Preferred Stock, the Mealey Family Limited Partnership shall, subject to compliance with applicable laws, have the right to appoint 20% of the Issuer's Board of Directors at its discretion in addition to appointing a representative who may attend and be heard at all meetings of the Issuer's Board of Directors.

         Pursuant to the Preferred Stock's Certificate of Rights and Designations, the Issuer is required to redeem 25%, 25% and 50% of the Preferred Stock at the Mealey Family Limited Partnership's option on the eighth, ninth, and tenth anniversary of the issue of the Preferred Stock, and will establish sinking funds for this purpose. Subject to the Mealey Family Limited Partnership's right of conversion, the Issuer may redeem the Preferred Stock at any time for accrued and unpaid dividends plus a percentage of stated value as set forth in the Preferred Stock's Certificate of Rights and Designations.

         Pursuant to the Preferred Stock's Certificate of Rights and Designations, the Issuer will not, without the consent of the holders of at least 75% of the Preferred Stock take or fail to take certain action with respect to the Crown Asphalt Ridge project (as defined in the Stock Purchase Agreement). Additionally, the Issuer will not, without the consent of the holders of at least 75% of the Preferred Stock take the following actions, including, but not limited to, (i) alter the rights, preferences or privileges of the Preferred Stock;
         (ii) authorize or issue any security having liquidation preferences or redemption, voting or dividend rights senior to or on a parity with the Preferred Stock; (iii) increase the number of shares of Preferred Stock which the Issuer shall have the authority to issue; (iv) reclassify any of the Issuer's or any subsidiary's securities; (v) acquire any material business by merger, consolidation, stock or equity purchase, asset acquisition or otherwise (other than businesses within the Issuer's or any subsidiary's existing business lines with an aggregate purchase price of less than $5,000,000 (including assumption of debt));
         (vi) merge, consolidate, sell or dispose of all or substantially all of the Issuer's or any subsidiary's assets or property, other than as provided in the Certificate of Rights and Designations; (vii) otherwise engage in a change in control event or fundamental corporate transaction; (viii) pay dividends, redeem stock or make any other restricted payments, or permit any subsidiary to pay dividends, redeem stock or make any other restricted payments, to the holders of the Issuer's or such subsidiary's outstanding equity securities (other than with respect to Preferred Stock pursuant to the terms of the Issuer's Articles of Incorporation); (ix) amend the Issuer's or any subsidiary's Articles of Incorporation, by-laws or other charter documents, or any stock option or other stock compensation plan, to the extent that such an amendment affects the legal or economic rights of the Preferred Stock; (x) allow any subsidiary of the Issuer to issue securities to an entity or person other than the Issuer or a wholly-owned direct or indirect subsidiary of the Issuer; (xi) make any changes in the employment status of the person holding the position of president of the Corporation; (xii) directly or indirectly make any guarantees or otherwise become liable in any way with respect to the obligations or liabilities of any person or entity, or permit any subsidiary to do the same, except in the ordinary course of business; (xiii) mortgage, pledge or create a security interest in, or permit any subsidiary to mortgage, pledge or create a security interest in, all or any material proportion of the Issuer's or such subsidiary's assets; (xiv) incur, create or assume, or permit any subsidiary to incur, create or assume any indebtedness for borrowed money in excess of $2,500,000 (not including any capitalized leases or other financing arrangements with respect to certain leased equipment) (as defined in the Operating Agreement); (xv) change the Issuer's principal business, enter into new lines of business or exit the current line of business, or permit any subsidiary to do the same (the Issuer's current line of business is asphalt manufacturing, production, refining, blending, modifying, storing, transporting, marketing, and any other activities relating to the asphalt industry); (xvi) enter into, materially amend or terminate, or make any material waiver pursuant to or materially breach, any material contract; (xvii) increase or decrease the size of the Board of Directors of the Issuer; (xviii) voluntarily liquidate, dissolve or wind-up the Issuer or any subsidiary; (xix) allow the commencement of an involuntary case or other proceeding against the Issuer or any subsidiary seeking liquidation, reorganization or other relief with respect to its debts under any applicable federal or state bankruptcy, insolvency, reorganization or similar law now or hereafter in effect or seeking the appointment of a custodian, receiver, liquidator, assignee, trustee, sequestrator, or similar official of it or any substantial part of its property, which involuntary case or other proceeding shall remain undismissed and unstayed, or allow an order or decree approving or ordering any of the foregoing to be entered and continued unstayed and in effect, for a period of ninety days; (xx) commence a voluntary case or proceeding under any applicable federal or state bankruptcy, insolvency, reorganization or other similar law or any other case or proceeding to be adjudicated a bankrupt or insolvent or consent to the entry of a decree or order for relief in respect of the Issuer or any subsidiary in an involuntary case or proceeding under any applicable, federal or state bankruptcy, insolvency, reorganization or other similar law or to the commencement of any bankruptcy or insolvency case or proceeding against any of them, or file a petition or answer or consent seeking reorganization or relief under any applicable, federal or state law, or consent to the filing of such petition or to the appointment of or taking possession by a custodian, receiver, liquidator, assignee, trustee, sequestrator or similar official of the Issuer or any subsidiary or any substantial part of its property or making assignment for the benefit of creditors, or admit in writing an inability to pay their debts generally as they become due, or take any action in furtherance of any such action; and (xxi) consent to the sale, lease or other disposition of all or substantially all of the assets of certain subsidiaries.

Item 7.  Material to be Filed as Exhibits.

         Exhibit 1. Certificate of Rights and Designations of the Preferred Stock, as filed by and approved by the Utah Secretary of State on September 30, 1997.*

         Exhibit 2. Stock Purchase Agreement dated as of September 25, 1997 between the Issuer and ECT.*

*Incorporated by reference to Schedule 13D Filed by ECT on October 10, 1997.

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    April 4, 2003
                                             Manhattan Goose, L.L.C.,
                                             a Utah limited liability company

                                             By:  /s/ Jeff Fishman
                                                --------------------------------
                                                 Jeff Fishman, Operating Member

                                             MEALEY FAMILY LIMITED PARTNERSHIP
                                             a Utah limited partnership

                                             By: /s/ Jay Mealey
                                                --------------------------------
                                                 Jay Mealey, General Partner


                                                 /s/ Jay Mealey
                                                --------------------------------
                                                 Jay Mealey

                                                  /s/ Andrew W. Buffmire
                                                --------------------------------
                                                  Andrew W. Buffmire

                                                  /s/ Jeff Fishman
                                                --------------------------------
                                                  Jeff Fishman

                                                  /s/ Alexander L. Searl
                                                --------------------------------
                                                  Alexander L. Searl